Exhibit 99.1

October 26, 2016

Catalyst Paper Announces Principal Securityholder Support for Recapitalization, and Provides Update regarding KGI Support Agreement

Richmond, (BC) – Catalyst Paper Corporation (TSX:CYT) ("Catalyst" or the "Company") today announced that it has received an alternative recapitalization proposal to be implemented if the previously announced acquisition proposal by Kejriwal Group International ("KGI")  is not completed. The Board of Directors believes that the availability of such an alternative is in the interest of the Company and all of its stakeholders, and had requested that holders representing about 79% of the Company's outstanding common shares and 87% of its 11% PIK Toggle Senior Secured Notes (the "Principal Securityholders") consider making or supporting an alternative proposal.
As a result of the Board of Director's request, each individual Principal Securityholder has separately, following its own independent evaluation, indicated that it would support an alternative recapitalization plan, the terms of which have been communicated to the Company. These terms include converting the US$260 million 11.00% PIK Toggle Senior Secured Notes due October 2017 into (i) a new term loan in the principal amount of US$135 million with a maturity 5 years from the issuance date, and 12% interest to be paid-in-kind during year one, with the possibility thereafter of partial payment-in-kind at the Company's option, and (ii) common shares of the Company representing 95% of the outstanding number thereof after giving effect to such conversion.
The implementation of the alternative recapitalization plan would not affect any of Catalyst's contractual relationships with its trade vendors or any amounts owing to them.
In addition, the Principal Securityholders have each agreed to defer the interest that is scheduled to be paid to them on November 1, 2016 in respect of the Company's PIK Toggle Notes. The alternative recapitalization plan also contemplates the conversion of the amount of such deferred interest into equity. Together with the significant debt reduction and the terms of the new term loan described above, this deferral and conversion would provide the Company with enhanced liquidity.
"We are pleased that each of our Principal Securityholders is willing to support an alternative recapitalization plan which would significantly reduce debt and provide enhanced liquidity without affecting trade vendors," said Joe Nemeth, President & Chief Executive Officer of Catalyst.

The alternative recapitalization plan also contemplates a transaction under which common shares not held by three of the Principal Securityholders would be exchanged for cash consideration, subject to certain conditions, including so as to permit the Company to cease to be a reporting issuer under applicable securities laws. The completion of any such transaction is not a condition to the implementation of the alternative recapitalization plan. There can be no assurance that such an exchange transaction will be proposed and if so at what price.
KGI Acquisition Proposal
The support agreement among KGI and each of the Principal Securityholders in respect of the KGI acquisition proposal contemplated that an arrangement agreement in connection thereof would be entered into by October 25, 2016. No such arrangement agreement has been entered into. As a result, the parties to the support agreement are permitted to terminate it, although they have not yet taken any such action. There can be no assurance that the support agreement will not be terminated and that the KGI transaction will be completed.
Information regarding process and conditions
Catalyst and its Board of Directors are reviewing and evaluating the alternative recapitalization plan with the assistance of legal and financial advisors and will be providing an update as to such review in due course. The alternative recapitalization plan would be proposed under the arrangement provisions of the Canada Business Corporations Act and submitted for court and securityholder approvals in order to be binding on all affected securityholders.
The alternative recapitalization plan contemplates certain conditions and other provisions including the maturity extension of the existing credit facilities of Catalyst, and securityholder, regulatory, stock exchange and court approvals. There can be no assurance that definitive agreements to implement the proposed alternative recapitalization will be entered into by Catalyst, that any of the conditions to the recapitalization will be satisfied, or that these or any other proposed transaction or plan will be approved or consummated, and if so on what additional or amended terms to those described herein.
The Company does not undertake any obligation to provide any updates with respect to the KGI acquisition or the alternative recapitalization plan or the processes relating thereto, except as required under applicable law. The Company notes that Schedule 13D filings are made from time to time by certain of its stockholders with the U.S. Securities and Exchange Commission and can be consulted by visiting EDGAR on the SEC website at www.sec.gov/edgar.shtml.

About Catalyst Paper

Catalyst Paper manufactures diverse papers such as coated freesheet, coated one side (C1S), flexible and industrial packaging, coated and uncoated groundwood, newsprint, directory, as well as market pulp. Customers include retailers, publishers, commercial printers, and converters of specialty applications in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada, and has been ranked by Corporate Knights magazine for the 10th consecutive year as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements

Certain statements in this news release, including, without limitation, the statements describing a proposed transaction involving the securities of Catalyst, an alternative recapitalization plan and the timeline for such transactions and their impact on the Company are forward-looking statements within the meaning of Canadian and United States securities laws.
These forward-looking statements are based on certain assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including (i) that the terms relating to the potential transaction  are subject to the execution of definitive agreements, the agreements and consents of third party lenders and other stakeholders, court and regulatory approvals and other material conditions, (ii) the results of negotiations, including among Catalyst and securityholders, relating to potential transactions and the actual terms thereof, (iii) the failure to complete a definitive transaction or to satisfy any court or regulatory requirement, closing condition or consent that may be required in connection with any potential transaction, and (iv) other factors beyond the control of Catalyst. Accordingly, there can be no assurance that any transaction referred to in such forward-looking statements will be entered into or completed. These factors should be considered carefully and the reader should not place undue reliance on the forward-looking statements. These forward-looking statements are made as of the date of this press release and, other than as required by applicable securities laws, Catalyst does not intend to or assume any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.
For more information:

Len Posyniak
Senior Vice President, Human Resources & Corporate Services
604-247-4013